JULIE M. KAUFER
                                                            310.728.3313/fax:
                                                            310.728.2313
                                                            jkaufer@akingump.com


                                December 23, 2004


VIA EDGAR AND OVERNIGHT DELIVERY


Jay S. Mumford, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

        Re:  Universal Detection Technology
             Amendment No.2 to Registration Statement on Form SB-2 filed on November 5, 2004
             File No. 333-117859

Dear Mr. Mumford:

     On behalf of Universal Detection Technology, a California corporation, we hereby respond to the comment letter of the Securities and Exchange Commission dated November 16, 2004. In our letter, we refer to Universal Detection Technology as the "COMPANY," to Amendment No. 3 to the Registration Statement as the "REGISTRATION STATEMENT," to the Securities and Exchange Commission as the "COMMISSION," to the Staff of the Commission as the "STAFF," and to the Securities Act of 1933, as amended, as the "ACT." Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter. The references to page numbers of the Registration Statement are references to the pages of the marked version of the Registration Statement, a copy of which we have enclosed.

SUMMARY

1. WE NOTE YOUR ADDITIONAL DISCLOSURE ABOUT YOUR JPL ARRANGEMENT. EXPLAIN WHAT TASKS JPL NEEDS TO COMPLETE IN ORDER TO HAVE A COMMERCIALLY VIABLE PRODUCT.

     JPL's research and development efforts are complete with respect to the development of a functional and viable product. The continuing development efforts in which JPL is engaged are designed to enhance our product. We expect that JPL, or another reputable party that we select, will regularly engage in research and development efforts to continue to refine and make advancements to the Anthrax Smoke Detector on an ongoing basis. Ongoing research and development is a characteristic of our business, similar to most any product design and manufacturing business. We expect that our continued research and development efforts will result in a next generation of Anthrax Smoke Detector that may be more sensitive and accurate

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Jay S. Mumford, Esq.
December 23, 2004
Page 2

than our existing model. However, our existing product currently is fully functional to serve its intended purpose and the efforts by JPL are solely to improve our product.

     The Company has revised its disclosure to make the foregoing clear. Please refer to page 1 of the Registration Statement.

2. WE NOTE YOU HAVE ENTERED INTO A CONTRACT TO SELL YOUR PRODUCT. PLEASE DISCLOSE ADDITIONAL DETAILS ABOUT THE NATURE OF THE AGREEMENT. PLEASE DISCLOSE WHEN YOU EXPECT TO DELIVER THE PRODUCT, IN LIGHT OF THE FACT THAT JPL WILL NOT HAVE COMPLETED ITS RESEARCH UNTIL FIRST QUARTER 2005.

     The Company has complied with the Staff's comment and disclosed all of the material terms of the purchase order with Secure Wrap as well as the expected shipment date. Please refer to page 1 of the Registration Statement.

        Please refer to our response to Comment No. 1 with respect to the status of JPL's research.

PLAN OF OPERATION - PAGE 12

3. WE NOTE YOUR DISCLOSURE ABOUT MARKETING YOUR PRODUCT WHILE YOU ENGAGE IN FIELD TESTING AND IT APPEARS YOU MAY BE SELLING YOUR PRODUCTS PRIOR TO COMPLETION OF TESTING. PLEASE DISCUSS ANY POTENTIAL LIABILITY OR OTHER RISKS ASSOCIATED WITH SUCH A STRATEGY.

     As noted in response to Comment No. 1, the necessary research and development efforts, which involve extensive laboratory testing, are complete with respect to the development of a functional and viable product, and that we continue to engage in ongoing research and development efforts to enhance our product. Similarly, we believe that the field testing in which we plan to engage will help us observe the performance of our product in an environment outside of the laboratory, which may provide results that will enable us to refine our product further. However, as we noted earlier, we believe our product is fully functional for its stated purpose, and we hope that the field testing will assist us in designing enhancements to our product.

     As discussed in the Registration Statement, our product is designed to detect an increase in spore count, whether anthrax or benign. Upon detection of a significant increase in spore count, our device is triggered and the sample collected is tested. Consequently, a false positive occurs if our device is triggered, indicating an increase in spore count, when in fact there was no such increase. We believe the device currently is fully functional, and the field testing is designed to help us fine tune the device. Consequently, the Company does not believe that there

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Jay S. Mumford, Esq.
December 23, 2004
Page 3


is any material increased risks of false positives, or malfunctions of the product, associated with commencing sales prior to the completion of field testing of the product.

     The Company has revised its disclosure to make the foregoing clear. Please refer to pages 12 and 13 of the Registration Statement.

4. YOU STATE ON PAGE 14 THAT YOU RECENTLY AMENDED THE TERMS OF MOST OF YOUR OUTSTANDING DEBT, YET YOU HAVE NOT FILED ANY NEW AMENDED AGREEMENTS. PLEASE FILE SUCH AMENDMENTS AND UPDATE ANY DISCLOSURE REGARDING THE LOANS AND CURRENT DEFAULTS.

     The Company notes the Staff's comment. The disclosure in Amendment No. 2 to the Registration Statement, filed on November 5, 2004 reflects the terms of each note, as amended, in the Liquidity and Capital Resources Section. There have been no revisions to any of the terms of these notes, other than as have been disclosed.

     The Company has filed the amendments as Exhibits 10.19, 10.20 and 10.21 to the Registration Statement.

5. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO OUR PRIOR COMMENT 6. WE DO NOT SEE WHERE YOU DISCUSSED THE LIKELIHOOD THAT YOUR PRODUCT WILL PRODUCE FALSE POSITIVES FOR ANTHRAX WHENEVER CONCENTRATIONS OF OTHER TYPES OF BACTERIAL SPORES, INCLUDING BENIGN ONES, ARE DETECTED IN THE AIR. PLEASE PROVIDE SUCH DISCLOSURE.

     The Company has complied with the Staff's comment. Please refer to page 21 and page 23 of the Registration Statement.

BUSINESS - PAGE 13

6. WE NOTE YOUR ADDITIONAL DISCLOSURE ON PAGE 13. PLEASE BALANCE THE STATEMENTS YOU MAKE IN THIS PARAGRAPH, INCLUDING HAVING BEEN IN BUSINESS OVER 20 YEARS AND RECOGNIZING REVENUE IN 2000 AND 2001, WITH DETAILS ABOUT CONSISTENTLY HAVING SIGNIFICANT LOSSES. WE MAY HAVE FURTHER COMMENT AFTER WE SEE THE REVISED LANGUAGE.

     The Company has complied with the Staff's comment. Please refer to page 19 of the Registration Statement.


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Jay S. Mumford, Esq.
December 23, 2004
Page 4


7. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO OUR PRIOR COMMENT 11. WE DO NOT SEE DISCLOSURE ABOUT POTENTIAL PROBLEMS WITH THE TECHNOLOGY, INCLUDING FALSE POSITIVES AND NON-DETECTION. PLEASE PROVIDE SUCH DISCLOSURE.

     The Company has complied with the Staff's comment. Please refer to page 21 and page 23 of the Registration Statement.

8. PLEASE CLEARLY STATE THAT AN ADDITIONAL ANTHRAX TEST WOULD BE REQUIRED TO DETECT ANTHRAX AFTER YOUR PRODUCT DETECTED AN INCREASE IN SPORES IN THE AREA.

     The Company has complied with the Staff's comment. Please refer to page 21 and page 23 of the Registration Statement.

FINANCIAL STATEMENTS

GENERAL

9. PLEASE UPDATE THE FINANCIAL STATEMENTS AS REQUIRED BY ITEM 310 TO REGULATION S-B.

     The Company has complied with the Staff's comment. Please refer to pages F-1 through F-43 of the Registration Statement.

NOTE 1, GOING CONCERN AND MANAGEMENT'S PLANS

10. PLEASE REMOVE THE LABEL "UNAUDITED." THIS FOOTNOTE IS REQUIRED BY GAAP AND THE INFORMATION THEREIN SHOULD BE AUDITED TO THE EXTENT RELEVANT TO THE PERIOD COVERED BY THE AUDIT REPORT. ACCORDINGLY, IT IS NOT APPROPRIATE TO LABEL THE ENTIRE FOOTNOTE "UNAUDITED."

     The Company has complied with the Staff's comment. Please refer to page F-11 of the Registration Statement.

EXHIBITS

11.  PLEASE FILE AS AN EXHIBIT THE AGREEMENT WITH SECURE WRAP.

     As disclosed in the Registration Statement, the purchase order from Secure Wrap is contingent on its acceptance of the first product shipped, which we expect to ship in the first quarter of 2005. The Company does not believe that the purchase order constitutes a material agreement at this date in light of the contingency in the agreement (relating to an obligation to

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Jay S. Mumford, Esq.
December 23, 2004
Page 5


purchase any devices) which is controlled entirely by Secure Wrap. We respectfully request that the filing of the purchase order occur when and if the product is accepted by Secure Wrap.

     The Company has complied with the Staff's comment. Please refer to Exhibit
10.20 of the Registration Statement.

     If you have questions or require any additional information or documents, please do not hesitate to contact me at (310) 728-3313.


                                                   Very truly yours,



                                                   /s/ Julie M. Kaufer
                                                   -------------------------
                                                   Julie M. Kaufer



Enclosure